Exhibit 12.1

Ratio of Earnings to Fixed Charges

(dollars in millions)

	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003	Period From April 1 through December 17, 2003	Period From December 18 through March 31, 2004
Earnings:

Income (loss) before income taxes	$54.1	$55.1	$64.7	$32.4	$(2.2)
Interest expense	1.0	0.6	1.3	0.5	12.3
Interest factor of rentals	1.0	0.8	0.8	0.6	0.2
Amortization of deferred financing costs	—	—	—	—	0.6

Earnings as adjusted	$56.1	$56.5	$66.8	$33.5	$10.9

Fixed Charges:
Interest Expense	$1.0	$0.6	$1.3	$0.5	$12.3
Interest factor of rentals	1.0	0.8	0.8	0.6	0.2
Amortization of deferred financing costs	—	—	—	—	0.6

Fixed Charges	$2.0	$1.4	$2.1	$1.1	$13.1

Ratio of Earnings to Fixed Charges	28.1x	40.4x	31.8x	30.5x	0.8	x